Exhibit 99

News

RiT RECEIVES ORDERS TOTALING SEVERAL MILLION DOLLARS
FROM TWO MAJOR CARRIERS

– Kazakhstan's National Carrier Chooses RiT/3M as Part of Nationwide
Project to Modernize and Digitalize its Local Loop –

– RiT Delivers Repeat Order to Leading East European Telco –

Tel Aviv, Israel – July 17, 2008 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that it has received orders totaling several million dollars from its distributor 3M (NYSE: MMM) on behalf of JSC Kazakhtelecom, Kazakhstan’s national carrier, and an Eastern European national telecommunications service provider.

The Kazakhtelecom order was made after the successful completion of an extensive competitive tender process, during which the Company and 3M jointly proposed an advanced nationwide telecommunications infrastructure solution. Kazakhtelecom will be deploying RiT’s state-of-the-art PairView#™ (PairView Sharp) local loop verification and operations support solution in conjunction with its PairQ™ xDSL mass-qualification solution.

As part of the deployment process, the Company will be localizing its Carrier software and documentation to the Russian language, an effort that will enhance RiT’s ability to market in the Commonwealth of Independent States (CIS).

Commenting on the news Mr. A. Popov, Technical director of Almatytelecom, the largest branch of JSC Kazakhtelecom, said, “RiT manufactures unique, first class products which will allow us to considerably reduce the quantity of personnel required to carry out our ongoing inventory accounting and management initiatives. The equipment will allow us to automate the preparation and execution of many processes, enabling us to accelerate the completion of our large-scale, national infrastructure and network modernization projects.”

The other leading East European telecommunications service provider has been using RiT’s PairView Pro systems for the past two years, and is now adding PairView# as part of its strategy for rolling out Next Generation ‘Triple Play’ services.

Initial deliveries of the equipment were completed during the second quarter, while the majority of the equipment is scheduled to be delivered during the third quarter.

Mr. F. Huber, MD of 3M East AG, commented, “Our cooperation with RiT has enabled us to offer an extremely compelling solution to both Kazakhtelecom and another leading carrier, both of which are leading players in the telecommunications revolution currently underway throughout the CIS. By combining RiT’s advanced mapping and monitoring solutions with our product platform, we are able to bring a new level of visibility to the last-mile network, giving operators the tools they need to achieve efficiency in physical plant planning and deployment.”

“We are very pleased to report these important sales, both of which demonstrate the success of our sales and support organizations in the CIS and Eastern Europe,” added Mr. Avi Kovarsky, RiT’s President & CEO. “Our success reflects the strength of our cooperation with 3M, which has enabled us to propose a uniquely comprehensive, field-proven solution. Looking forward, given our expanded regional references and newly localized products, we feel particularly well positioned to continue building our business throughout these dynamic regions.”

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification. For more information, please visit our website: www.rittech.com

About 3M Company
A recognized leader in research and development, 3M produces thousands of innovative products for dozens of diverse markets. 3M’s core strength is applying its more than 40 distinct technology platforms – often in combination – to a wide array of customer needs. With $24 billion in sales, 3M employs 75,000 people worldwide and has operations in more than 60 countries. For more information, visit www.3M.com.

About JSC Kazakhtelecom
JSC Kazakhtelecom is the national telecommunication operator of Kazakhstan and one of the fastest developing telecommunication companies in the Former Soviet Union region. The company currently serves approximately three million subscribers, and is engaged in an extensive project to expand network coverage while modernizing and digitalizing its infrastructure. As a result of its accomplishments, the company was named “Best Telecommunications Company in Central Asia” by Euromoney Magazine in 2006.

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-645-5151 Fax: +972-3-647-4115